
Simply the finest energy source available for surgery™

# 2001 ANNUAL REPORT

VALLEY FORGE
SCIENTIFIC

## Dental

Our **Bident® Tissue Management System** employs the same DualWave™ technology developed for Neurosurgery. The Bident® system is designed specifically for dental and oral maxillofacial procedures, to accommodate the more than 150,000 active dentists in the United States. > Dentists, similar to neurosurgeons, are particularly affected by the limitations of monopolar electrosurgical systems to work safely


BIPOLAR ORAL SURGICAL SYSTEM
CUT
COAG
OUTPUT
BIDENT

around metal implants, bone, nerves and blood vessels. The elimination of the grounding pad through bipolar delivery of current is an important factor for dentists concerned with both safety, and patient perception and fear of the equipment used in the general dentistry setting. Our exceedingly low source impedance gives this unit the ability to operate in both wet and dry fields, making it more effective, more precise and safer than other methods. > We have also developed disposable, handheld bipolar instruments to complement our Bident® Tissue Management System.

## Neurosurgery

Each year more than 180,000 Americans are diagnosed with brain tumors. We are proud to manufacture the **Malis® Bipolar Electrosurgical System**, with our patented DualWave™ technology. The modality of choice for electrosurgery in the brain and spine, our product was developed in conjunction with Leonard I. Malis, M.D., F.A.C.S., who is Chairman Emeritus of the Mount Sinai School of Medicine Department of Neurosurgery. Dr. Malis designed and developed the first bipolar coagulator in 1955, and pioneered the use of electrosurgery in the brain. > To complement the Malis® Bipolar Electrosurgical System, we have developed handheld disposable instrumentation in a variety of shapes and sizes, an irrigation module and the **Malis® Bipolar Coagulator** for surgeons requiring coagulation only, without the ability to cut.





> Our system is a highly sophisticated computer, creating two solid state, digitally controlled waveforms, called **DualWave™ technology**. The waveform parameters of our patented DualWave™ technology are separated, and specifically programmed for cutting and coagulation. > Exceptional safety is provided with essentially no current leakage to ground, and our stiffly regulated constant voltage output provides precise and gentle cutting and smooth, progressive coagulation in either totally dry or fully irrigate fields.



Bipolar Coagulation & Bipolar Cutting

# DUAL WAVE

## THE FOUNDATION OF OUR BIPOLAR ELECTROSURGICAL SYSTEMS



**CUTTING Precise, Effective and Gentle**

The bipolar cutting system is designed on a fully isolated, true bipolar system where cutting is provided by molecular resonance from the sine wave. Our bipolar cutting divides tissue by breaking the molecular bond. The result is a significantly safer procedure than other electrosurgical generators that cut by an advancing spark, which produces both excessive heat and current spread.

**COAGULATION Safe and Effective**

Our coagulation waveform is unique in that it is totally non-rhythmic. The timing of the electrical bursts within the waveform are randomly spaced, and the waveform itself is random in timing so that it is truly aperiodic. The aperiocity of the waveform eliminates molecular resonance, rendering the coagulation waveform unable to cut, for exceptional safety.

Our Patented Coagulation Waveform

Cutting waveform

>We strive to set the standard of excellence in concept, design and manufacturing of leading edge medical technology for physicians, supporting their efforts to improve the quality of life of their patients.

# V I S I O N

**VALUES DRIVEN INNOVATION**

Our core values provide the foundation that supports our vision. We continue to invest in these values, to strengthen our foundation and ensure that we achieve our corporate vision. We believe there are four intertwined, and equally crucial elements.

We continue to work with leading surgeons in a variety of disciplines to understand their needs and provide innovative solutions for them, and their patients.

We believe that innovation is the key to creating opportunities for growth. We are dedicated to the development of new technology and new surgical solutions and continue to invest in Research & Development to bring the very finest medical products to market.

Valley Forge Scientific employees share a common purpose, reflected in our Vision statement. We will continue to cultivate and retain the finest employees through coaching, team building and performance enhancement programs to ensure that our vision is reality.

Our standards of excellence in design and quality assurance in manufacturing serve as the cornerstone of the corporation. Our customer focus, product innovations and dedicated employees are the keys of our competitive advantage.

We believe the innovation behind our technology provides a significant competitive advantage in the electro-surgical market, as we are the only manufacturer of true bipolar electrosurgical systems.



Bipolar loop excising an acoustic neuroma

With 20 years of injury free use, we have provided the practitioner what we believe is the safest and most precise electrosurgical system available.

I am very pleased to report that 2001 was a year of great progress and significant achievements for Valley Forge Scientific. First and foremost, net sales for fiscal 2001 were $5,263,485, providing 20% growth over net sales of $4,397,939 in fiscal 2000. We reported net income in fiscal 2001 of $330,221, or four cents per basic and diluted common share.

# TO OUR SHAREHOLDERS

With all of the success we've enjoyed in 2001, it was not a year without challenges and loss. In February 2001, our Executive Vice President, Thomas J. Gilloway, who was a Board Member and our Treasurer and Secretary, unexpectedly died. We faced the challenge of addressing the loss of his position not only as a leader, but a friend.

Organizational structure was changed, and new positions have been created and filled. Michael Ritchie was promoted to Vice President and General Manager, as well as Treasurer; Bonnie Ritchie was appointed Vice President of Operations and Secretary; and Bernard Shuman retired from his position as a Board Member and Vice President of Technology. To fill Mr. Shuman's position, David Solt, a long time consultant to Valley Forge Scientific, was hired as Vice President of Manufacturing and Research & Development. A new position was created to focus on marketing for Valley Forge Scientific, filled by Susan Anderson, Marketing Director. We are very pleased to announce that the vacancy on our Board of Directors was filled by Mr. Louis Uchitel. Mr. Uchitel has had many years of experience as an accountant, Senior Vice President and Chief Financial Officer of Accurate Industries, Inc.

Valley Forge Scientific's financial performance is a reflection of our focus and efforts to position the company for growth. We have strengthened our Board of Directors, addressed key operational issues and continued to aggressively move forward with our product development efforts. We have refined our vision statement, and developed a strategic marketing plan to address our key audiences: Investors, Health Care Professionals, Marketing Partners and Health Care Consumers. In short, we created an organizational structure that is more focused and prepared for the future.

**Poised for Growth** The corporate initiatives we have implemented and our many accomplishments during 2001 have set the stage for continued growth in 2002. We believe this growth will come from a variety of sources, including new business, expansion of existing business and organizational changes as highlighted below in our strategy.

## STRATEGY

In an article on tissue ablation, The National Institutes of Health state "Radiofrequency ablation is currently the frontrunner among the many choices for local tissue ablation. RFA may be better than other ablative techniques because it is fast, easy, predictable, safe and relatively cheap." This quote confirms our belief of the bright future ahead for radiofrequency electrosurgery, as an established and cost effective alternative.

**New Business** Building upon the success of our patented DualWave™ technology in neurosurgery and the dental market, we continue to aggressively proceed in the development of innovative products based on this technology and new technologies to provide surgeons with exceptional functionality.

Working with leading surgeons in their fields, we look to refine existing features and develop new features, enhancements and instrumentation offerings to broaden the market for our bipolar systems and bipolar instrumentation in both our current markets, and other surgical markets. These markets include general surgery, tumor ablation outside of the central nervous system, laparoscopic surgery, minimally invasive surgery including movement disorders and chronic pain control, gynecology, urology, ENT, maxillofacial surgery and dermatology.

We believe that we hold a significant competitive advantage in the electrosurgical market, as we are the only manufacturer of true bipolar electrosurgical systems providing both bipolar cutting and bipolar coagulation, through our patented DualWave™ technology. We believe this ensures the practitioner the safest and most precise electrosurgical system available.

Building upon the success of our patented DualWave™ technology in neurosurgery and the dental market, we continue to aggressively proceed in the development of innovative products.

## EXPANSION OF CURRENT BUSINESS

**Bident® Oral Tissue Management System** In 2001, our Bident® bipolar generator and related disposable instrumentation became a more significant contributor to our sales and earnings growth. This was accomplished not only through generator sales, but also by the offering of four new related instruments, giving us a total of nineteen handheld disposable instruments.

We anticipate growth in the sales of our Bident® system and related products to continue as our distributor, Bident International, L.L.C., continues to penetrate the expansive dental market through its newly signed marketing agreement with ESA/Razzano & Associates. This alliance provides Bident International, L.L.C. with access to the dealer network who make up ESA/Razzano customers. These dealers have more than 3,000 sales representatives calling on over 150,000 professionally active dentists in the United States. We anticipate arming these new representatives with at least six new disposable instruments in 2002.

**Malis® CMC-III Bipolar Electrosurgical System** Sales of the Malis® CMC-III Bipolar Electrosurgical System and related instruments to Codman & Shurtleff, a division of Johnson & Johnson, continued to grow in 2001. We are pleased with the favorable response to our bipolar disposable instruments and anticipate continued growth in this field as more surgeons embrace the new options, techniques and results attainable through our bipolar disposable instrumentation.

**Organizational Changes** Organizational changes will continue as we move into 2002. Our physical manufacturing plant located in Philadelphia is under a contract of sale, and we are currently choosing a new location to consolidate our corporate offices and manufacturing facilities. We anticipate that this consolidation will achieve operating efficiencies and enable us to accommodate our future growth.

We are pleased to serve our shareholders through our dedication to providing leading edge technology for physicians. It is with this vision that our company will continue to grow in sales, market share and recognition as we move forward. We thank you for your continued support, and look forward to realizing great success in 2002.

Sincerely,

Jerry L. Malis

*Chairman, President and Chief Executive Officer*

*The discussions in this Annual Report include certain forward looking statements. As such, actual results may vary materially from such expectations. Please refer to the "Forward Looking Statements" and the "Additional Cautionary Statements" paragraphs of Management's Discussion and Analysis section as part of this annual report for a discussion of meaningful factors that may affect the realization of such expectations.*

**CORPORATE PROFILE** Valley Forge Scientific designs, develops, manufactures and sells medical devices. The company has established itself as a leading developer & manufacturer of bipolar electrosurgical systems and related instrumentation, based on its patented DualWave™ technology. The electrosurgical systems are marketed through national and international distributors.

# FINANCIAL HIGHLIGHTS

## SELECTED FINANCIAL DATA

*Fiscal Year Ended September 30,*

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Sales | $ 5,263,485 | $ 4,397,939 | $ 3,721,528 | $ 3,879,977 | $ 3,997,965 |
| Operating Income (loss) | 485,746 | (110,817) | (197,810) | (63,521) | 19,701 |
| Net Income (loss) | 330,221 | (54,312) | (124,973) | (34,374) | 6533 |
| Basic Earnings per share (loss) | .04 | (.01) | (.02) | (.00) | .00 |
| Fully Diluted Earnings (loss) per share | .04 | (.01) | (.02) | (.00) | .00 |

## BALANCE SHEET DATA

*September 30,*

| | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Current Assets | $ 3,516,992 | $ 3,093,698 | $ 3,161,394 | $ 3,216,510 | $ 3,139,256 |
| Total Assets | 4,171,214 | 3,852,079 | 4,034,443 | 4,204,211 | 4,254,070 |
| Current Liabilities | 283,186 | 182,185 | 166,618 | 161,120 | 187,817 |
| Long Term Liabilities | 19,280 | 20,661 | 16,885 | 18,445 | 11,093 |
| Retained Earnings (deficit) | 120,024 | (210,197) | (155,885) | (30,912) | 3,462 |
| Stockholders' Equity | $ 3,868,748 | $ 3,649,233 | $ 3,850,940 | $ 4,024,646 | $ 4,055,160 |

Table of Contents

*The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report. Statements in this Management's Discussion and Analysis of Financial Conditions and Results of Operations which express that we "believe," "anticipate," "expect" or "plan to" as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of the risks and uncertainties described herein and elsewhere including, but not limited to, those factors discussed in "ADDITIONAL CAUTIONARY STATEMENTS" section, below. We do not intend to update these forward looking statements.*

### OVERVIEW

We design, develop, manufacture and sell medical devices. Our core business is in our bipolar electrosurgical generators and related instrumentation, based on our patented DualWave™ technology. Our bipolar systems allow a surgeon or dentist to cut tissue in a manner that minimizes collateral damage to surrounding healthy tissue and to coagulate blood vessels quickly, safely and efficiently. By essentially eliminating damage to surrounding healthy tissue, the surgeon can work safely in direct contact with nerves, blood vessels, bone and metal implants. Our bipolar systems are designed to replace other surgical tools, such as monopolar systems, lasers and conventional instruments, used in soft tissue surgery.

Our patented DualWave™ technology is applicable to many surgical markets. Our bipolar systems are currently used to perform many types of neurosurgery, spine surgery and dental surgery. We have entered into a distribution agreement with Codman & Shurtleff, Inc., a subsidiary of Johnson & Johnson, Inc., to market our neurosurgery bipolar systems. We have also entered into a distribution agreement with Bident International, L.L.C., a subsidiary of Garfield Refinery, Inc., to market our Bident® dental bipolar system.

Historically, we have derived a significant portion of our sales from our neurosurgery bipolar system. In fiscal 2000 and 2001, we also received a contribution to our sales revenue from sales of our Bident® bipolar dental system. Our strategy includes expanding our patented DualWave™ technology in neurosurgery and to broaden the market for our bipolar systems and instrumentation in the dental market and other surgical markets. Our strategy also includes having our existing base of neurosurgery bipolar generators and our dental bipolar generators, as well as bipolar generators we sell in other fields drive our sale of disposable hand-held instruments and tubing sets.

## Results of Operations

### REVENUES

Sales of $5,263,485, for fiscal 2001 were 20% greater than sales of $4,397,939 for fiscal 2000 and 41% greater than sales of $3,721,528 for 1999. The increases year-over-year are due to increasing unit sales of current products and unit sales of newly introduced products in the dental market and in the field of neurosurgery. Codman & Shurtleff accounted for 79% of our sales in 2001 and 84% and 96% of our sales in 2000 and 1999, respectively.

We commenced selling our disposable hand-held instruments to Codman & Shurtleff for use in neurosurgery in 1999. We believe that as neurosurgeons become aware of the advantages of disposable instrumentation over traditional instrumentation and our introduction of more types of disposable hand-held instruments, our sales of disposable hand-held instruments in neurosurgery in absolute dollars and also as a percentage of total sales in neurosurgery will increase.

On December 11, 2000, we entered into a new distribution agreement with Codman & Shurtleff under which Codman & Shurtleff was granted the exclusive worldwide right to sell our neurosurgery bipolar systems and certain other products in the field of neurocranial and neurospinal surgery through December 31, 2003 on the condition that Codman & Shurtleff makes minimum purchases of $4 million per calendar year, as may be adjusted by mutual agreement of the parties. If Codman fails to satisfy the minimum purchase obligations, our remedy is to terminate the agreement or convert it into a nonexclusive agreement.

We also commenced selling our Bident® bipolar dental system in 1999. Since then, sales of the Bident® bipolar dental system, which includes a bipolar generator, disposable hand-held instruments and a single use cord set to connect the generator to the hand-held instrument, have risen to approximately $1,009,000, or 19% of our sales, in 2001, from approximately 8% of our sales in 2000 and less than 1% of our sales in 1999. Since there are many more dentists than there are neurosurgeons, we believe that sales of our Bident® bipolar dental system will become a much more significant part of our revenues in the future.

Sales of disposable products accounted for approximately $1,999,000, or 38% of our sales, in 2001 as compared to approximately $1,763,000, or 40% of our sales, and approximately $1,712,000, or 46% of our sales, in 2000 and 1999, respectively. Approximately 57% of our 2001 sales related to sales of bipolar electrosurgical generators, irrigators and accessories as compared to approximately 59% and 54% of our sales in 2000 and 1999, respectively.

### COST OF PRODUCT SALES

Cost of sales for fiscal 2001 was $2,692,036, or 51% of sales, compared with $2,443,406, or 56% of sales, for 2000. During fiscal 1999, cost of sales was $2,064,586, or 55% of sales. The absolute dollar increase of $248,630 in cost of sales for fiscal 2001 over fiscal 2000 and the $378,820 increase for fiscal 2000 over fiscal 1999 were due to increased unit sales of disposable products and generators. Gross margin was 49% for 2001 as compared to 44% for 2000 and 45% for 1999.

The increase in gross margin as a percentage of sales is attributable to changes in product mix, increased manufacturing efficiency and increased production volume. We cannot be sure that gross margins will remain at current levels or show improvement in the future due to the distribution channels used, product mix, and fluctuation in manufacturing production levels and overhead costs as new products are introduced. In addition, inefficiencies in manufacturing new products and the distribution channels utilized to sell those products may adversely impact gross margin.

### OPERATING EXPENSES

We continued our commitment to research and development in 2001 by increasing our research and development expense to $352,773, a 4% increase over research and development expenditures of $338,318 for 2000. Research and development expenses were $301,078 in 1999. Research and development expenses were 7% of sales in 2001 as compared to 8% of sales in 2000 and 1999. The increases in spending in 2001 and 2000 are attributable primarily to continued development of new products in neurosurgery and the dental market, and the continued development of new products for new markets.

Selling, general and administrative expense increased to $1,652,289, or 31% of sales, in 2001, from $1,646,438, or 37% of sales, in 2000, and from $1,462,926, or 39% of sales, in 1999. Overall, the increase in selling, general and administrative expenses in absolute dollars was attributable to expenses to grow our business. In 2002, we plan to lease a new facility to consolidate our two present facilities in a single location in order to achieve efficiencies and to accommodate future growth. As a result, we anticipate that our office lease expenses will increase in the future. We also anticipate that other general and administrative expenses will decrease as a percentage of sales, but will increase in dollar amounts as we incur additional business development activities.

### INTEREST AND OTHER INCOME, NET

Interest and other income, net, increased slightly for 2001 to $39,428 from $38,243 for 2000 and from $35,348 for 1999. At the end of 2001, we had $1,500,622 in cash and cash equivalents as compared to $965,240 at the end of 2000 and $1,158,462 at the end of 1999. We anticipate that interest and other income, net, will increase due to the increased cash balances.

### INCOME TAX BENEFIT/(PROVISION)

The provision for income taxes was $194,953 for 2001 as compared to an income tax benefit of $18,262 and $37,489 for 2000 and 1999, respectively. Our effective tax rate in 2001 was approximately 37%.

### NET INCOME (LOSS)

Net income before the cumulative effect of the adoption of SAB 101 increased to $330,221 for 2001, as compared to a net loss of $54,312 for fiscal 2000, and a net loss of $124,973 for 1999. Basic and diluted income per share was $.04 for 2001 as compared to a loss per basic and diluted share of $.01 and $.02 for 2000 and 1999, respectively. Net income for the current fiscal year reflects an increase in sales and gross margin. Although we have been profitable on a quarterly basis since the third quarter of fiscal 2000, due to our operating history and numerous other factors, we cannot be sure that we can sustain revenue growth or profitability.

## Liquidity and Capital Resources

At the end of 2001, we had $3,233,806 in working capital compared to $2,911,513 at the end of 2000 and $2,994,776 at the end of 1999. The primary measures of our liquidity are cash, cash equivalents, accounts receivable and inventory balances, as well as our borrowing ability. The cash and cash equivalents are highly liquid with original maturities of ninety days or less.

Cash generated by operating activities was $678,990 for fiscal 2001, which was mainly attributable to increased operating profits, a decrease in accounts receivable and deferred tax assets and an increase in accounts payable, accrued expenses and income taxes payable. This was partially offset by increases in inventories and prepaid items.

Accounts receivable net of allowances decreased by $22,105 in 2001 to a total of $605,150 at the end of fiscal 2001. The decrease in accounts receivable was principally due to the reduction in the number of days our invoices were outstanding.

Inventories increased by $21,689 in 2001 to a total of $1,199,536 at the end of 2001 compared to $1,177,847 at the end of 2000. The increase was primarily to support the anticipated increasing sales activity. We expect future inventory levels to increase in absolute dollar value in order to support sales volume increases and as we expand into additional markets.

Net property and equipment decreased to $145,800 at the end of 2001 as compared to $165,535 for 2000. Cash used for financing activities was $110,706 in 2001 as a result of the repurchase of 84,050 shares of our common stock in the first quarter of 2001 pursuant to our stock repurchase program. All 84,050 shares of common stock repurchased were retired or were in the process of being retired as of September 30, 2001. As of September 30, 2001, we repurchased an aggregate of 166,697 shares of common stock pursuant to our repurchase program. Under the repurchase program, our board of directors is authorized to purchase up to 200,000 shares of our common stock.

On November 6, 2001, we entered into an agreement, subject to certain contingencies, to sell the building in which our manufacturing operations are conducted for $117,500. After the sale of the building, we plan to lease a new facility to consolidate all our operations in a single location.

At September 30, 2001, we plan to finance our operating and capital needs principally with cash from sales, cash, cash equivalents, and related interest and existing capital resources, which we believe will be sufficient to fund our operations in the near future. However, should it be necessary, we believe we could borrow adequate funds at competitive rates and terms. Our future liquidity and capital requirements will depend on numerous factors, including the success in commercializing our existing products, development and commercialization of products in fields other than neurosurgery and the dental market, the ability of our suppliers to continue to meet our demands at current prices, the status of regulatory approvals and competition.

We have a line of credit of $1,000,000 with First Union National Bank which calls for interest to be charged at the bank's national commercial rate. The credit accommodation is unsecured and requires us to have a tangible net worth of no less than $3,000,000. At September 30, 2001, there was no outstanding balance on this line.

## Forward Looking Statements

The information provided in this report may contain "forward looking" statements or statements which arguably imply or suggest certain things about our future. Statements which express that we "believe", "anticipate", "expect", or "plan to" as well as other statements which are not historical fact, are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, but are not limited to statements about: (1) any competitive advantage we may have as a result of our installed base of electrosurgical generators in the field of neurosurgery; (2) our belief that our products exceed industry standards or favorably compete with other companies' new technological advancements; (3) the success of certain recently introduced products and disposable instrumentation and products in the field of neurosurgery and the dental market; and (4) our ability to attract distributors for our products outside of neurosurgery and the dental market, and the acceptance of our products in those markets. These statements are based on assumptions that we believe are

### Forward Looking Statements (cont.)

reasonable, but a number of factors could cause our actual results to differ materially from those expressed or implied by these statements. We do not intend to update these forward looking statements. You are advised to review the "Additional Cautionary Statements" section below for more information about risks that could affect the financial results of Valley Forge Scientific.

### Additional Cautionary Statements

**WE FACE INTENSE COMPETITION** The markets for our current and potential products are intensely competitive. Some surgical procedures which utilize or could utilize our products could potentially be replaced or reduced in importance by alternative medical procedures or new drugs which could render our products obsolete or uncompetitive in these markets.

**OUR GROWTH DEPENDS ON INTRODUCING NEW PRODUCTS AND THE MARKET PENETRATION BY THIRD PARTY DISTRIBUTORS** Our growth depends on the acceptance of our products in the marketplace, the market penetration achieved by the companies which we sell to, and rely on, to distribute our products, and our ability to introduce new and innovative products that meet the needs of medical professionals. There can be no assurance that we will be able to continue to introduce new and innovative products or that the products we introduce, or have introduced, will be widely accepted by the marketplace, or that companies which we have contracted to distribute our products will continue to achieve market penetration in the field of neurosurgery and achieve market penetration in the dental market and surgical disciplines and markets outside of neurosurgery. Our failure to continue to introduce new products or gain wide spread acceptance of our products would adversely affect our operations.

**WE DEPEND ON ATTRACTING NEW DISTRIBUTORS FOR OUR PRODUCTS** In order to successfully commercialize our products in new markets, we will need to enter into distribution arrangements with companies who can distribute our products in those fields successfully. The commercial success of our products outside the field of neurosurgery is thus uncertain.

**OUR PRODUCTS ARE EXTENSIVELY REGULATED WHICH COULD DELAY PRODUCT INTRODUCTION OR HALT SALES** The process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. Although we have not experienced any substantial regulatory delays to date, there is no assurance that delays will not occur in the future, which could have a significant adverse effect on our ability to introduce new products on a timely basis. Regulatory agencies periodically inspect our manufacturing facilities to ascertain compliance with "good manufacturing practices" and can subject approved products to additional testing and surveillance programs. Failure to comply with applicable regulatory requirements can, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal penalties. While we believe that we are currently in compliance, if we fail to comply with regulatory requirements, it could have an adverse effect on our results of operations and financial condition.

**WE FACE UNCERTAINTY OVER REIMBURSEMENT** Failure by physicians, hospitals and other users of our products to obtain sufficient reimbursement from health care payors for procedures in which our products are used or adverse changes in governmental and private third-party payors' policies toward reimbursement for such procedures would have a material adverse effect on our business, financial condition, results of operations and future growth prospects.

**WE MAY BE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY** Our ability to compete effectively depends in part on developing and maintaining the proprietary aspects of our bipolar technology. We cannot assure you that the patents we have obtained, or any patents we may obtain, will provide any competitive advantages for our products. We also cannot assure you that those patents will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure you that competitors, many of which have substantial resources and have made substantial investments in competing technologies, have not already applied for or obtained, or will not seek to apply for and obtain, patents that will prevent, limit or interfere with our ability to make, use and sell our products either in the United States or in international markets. Patent applications are maintained in secrecy for a period after filing. We may not be aware of all of the patents and patent applications potentially adverse to our interests.

**WE MAY BECOME SUBJECT TO A PATENT LITIGATION** The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. We cannot assure you that we will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office to determine the priority of invention.

**WE MAY HAVE PRODUCT LIABILITY CLAIMS** Our products involve a risk of product liability claims. Although we maintain product liability insurance at coverage levels which we believe are adequate, there is no assurance that, if we were to incur substantial liability for product liability claims, insurance would provide adequate coverage against such liability.

**OUR OPERATING RESULTS MAY FLUCTUATE** We have experienced operating losses at various times since our inception, and only recently has our retained earnings reached $120,024. Our results of operations may fluctuate significantly from quarter to quarter based on numerous factors including the following:

> the introduction of new product lines;
> the level of market acceptance of our products;
> achievement of research and development milestones;
> timing of the receipt of orders and product shipments;
> timing of expenditures;
> increased penetration in existing applications;
> manufacturing or supply distributions;
> product returns; and
> receipt of necessary regulation approvals.

*September 30,*

| | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 1,500,622 | $ 965,240 |
| Accounts receivable, net | 605,150 | 627,255 |
| Inventory | 1,199,536 | 1,177,847 |
| Prepaid items and other current assets | 107,304 | 114,042 |
| Deferred tax assets | 104,380 | 209,314 |
| Total Current Assets | 3,516,992 | 3,093,698 |
| Property, Plant and Equipment, net | 145,600 | 168,535 |
| Intangible Assets, net of accumulated amortization | 502,976 | 582,200 |
| Other Assets | 5,446 | 7,646 |
| Total Assets | $ 4,171,214 | $ 3,852,079 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ 191,786 | $ 182,185 |
| Income taxes payable | 91,400 | - |
| Total Current Liabilities | 283,186 | 182,185 |
| Deferred Tax Liability | 19,280 | 20,661 |
| Total Liabilities | 302,466 | 202,846 |
| Commitments and Contingencies | | |
| Stockholders' Equity: | | |
| Preferred stock | - | - |
| Common stock (no par, 20,000,000 shares authorized, shares issued and outstanding at September 30, 2001 - 8,067,812 and at September 30, 2000 - 8,151,862) | 3,748,724 | 3,859,430 |
| Retained earnings (deficit) | 120,024 | (210,197) |
| | 3,868,748 | 3,649,233 |
| Total Liabilities and Stockholders' Equity | $ 4,171,214 | $ 3,852,079 |

*The accompanying notes are an integral part of these financial statements.*

## CONSOLIDATED STATEMENTS OF OPERATIONS

*For the Years Ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net Sales | $ 5,263,485 | $ 4,397,939 | $ 3,721,528 |
| Cost of Sales | 2,692,036 | 2,443,406 | 2,064,586 |
| Gross Profit | 2,571,449 | 1,954,533 | 1,656,942 |
| Other Costs: | | | |
| Selling, general and administrative | 1,652,289 | 1,646,438 | 1,462,926 |
| Research and development | 352,773 | 338,318 | 301,078 |
| Amortization | 80,641 | 80,594 | 90,748 |
| Total Other Costs | 2,085,703 | 2,065,350 | 1,854,752 |
| Income (Loss) from Operations | 485,746 | (110,817) | (197,810) |
| Other Income: | | | |
| Interest income | 39,428 | 38,243 | 35,348 |
| Income (Loss) before Income Taxes | 525,174 | (72,574) | (162,462) |
| Provision for (Benefit of) Income Taxes | 194,953 | (18,262) | (37,489) |
| Net Income (Loss) | $ 330,221 | $ (54,312) | $ (124,973) |
| Income (Loss) per Share: | | | |
| Basic income (loss) per common share | $ 0.04 | $ (0.01) | $ (0.02) |
| Diluted income (loss) per common share | $ 0.04 | $ (0.01) | $ (0.02) |
| Basic common shares outstanding | 8,081,890 | 8,193,034 | 8,229,505 |
| Diluted common shares outstanding | 8,152,946 | 8,193,034 | 8,229,505 |

*The accompanying notes are an integral part of these financial statements.*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

*For the years ended September 30, 2001, 2000 and 1999*

| | Common Stock / No Par Value | | | |
|---|---|---|---|---|
| | Number of Shares | Common Stock Amount | Retained Earnings (Deficit) | Total Stockholders Equity |
| Balances, September 30, 1998 | 8,229,384 | $4,055,558 | $ (30,912) | $4,024,646 |
| Purchases and Retirement of Common Shares | (17,200) | (60,706) | - | (60,706) |
| Exercise of Employee Stock Options | 5,125 | 11,973 | - | 11,973 |
| Net Loss for the Year Ended September 30, 1999 | - | - | (124,973) | (124,973) |
| Balances, September 30, 1999 | 8,217,309 | 4,006,825 | (155,885) | 3,850,940 |
| Purchases and Retirement of Common Shares | (65,447) | (147,395) | - | (147,395) |
| Net Loss for the Year Ended September 30, 2000 | - | - | (54,312) | (54,312) |
| Balances, September 30, 2000 | 8,151,862 | 3,859,430 | (210,197) | 3,649,233 |
| Purchases and Retirement of Common Shares | (84,050) | (110,706) | - | (110,706) |
| Net Income for the Year Ended September 30, 2001 | - | - | 330,221 | 330,221 |
| Balances, September 30, 2001 | 8,067,812 | $3,748,724 | $ 120,024 | $3,868,748 |

*The accompanying notes are an integral part of these financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*For the Years Ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Cash Flows from Operating Activities: | | | |
| Net income (loss) | $ 330,221 | $ (54,312) | $ (124,973) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 118,601 | 118,980 | 133,767 |
| Allowance for loans and advances to employee | 48,384 | - | - |
| Interest accrued on loans and advances to employees | (4,737) | (3,732) | (4,296) |
| Changes in assets and liabilities, net of effect from: | | | |
| (Increase) decrease in accounts receivable, net | 22,105 | (86,799) | 370,702 |
| (Increase) decrease in inventory | (21,689) | (7,338) | 34,471 |
| Decrease in recoverable income taxes | - | - | 4,636 |
| (Increase) decrease in deferred tax assets | 104,934 | (16,279) | (40,052) |
| (Increase) decrease in other assets | 2,200 | (2,834) | (340) |
| (Increase) in prepaid items and other current assets | (20,649) | (13) | (5,540) |
| Increase in accounts payable and accrued expenses and income taxes payable | 101,001 | 15,567 | 5,498 |
| Increase (decrease) in deferred tax liability | (1,381) | 3,776 | (1,560) |
| Net cash provided by (used in) operating activities | 678,990 | (32,984) | 372,313 |
| Cash Flows from Investing Activities: | | | |
| Proceeds from repayment of employee loans | 6,150 | 3,575 | 600 |
| Loans and advances to employees | (22,410) | (14,940) | (20,700) |
| Acquisition of intangible assets | (1,416) | - | - |
| Purchase of property, plant and equipment | (15,226) | (1,478) | (18,775) |
| Net cash used in investing activities | (32,902) | (12,843) | (38,875) |
| Cash Flows from Financing Activities: | | | |
| Proceeds from exercise of employee stock options | - | - | 11,973 |
| Repurchase of common stock | (110,706) | (147,395) | (60,706) |
| Net cash used in financing activities | (110,706) | (147,395) | (48,733) |
| Net Increase (Decrease) in Cash and Cash Equivalents | 535,382 | (193,222) | 284,705 |
| Cash and Cash Equivalents, beginning of year | 965,240 | 1,158,462 | 873,757 |
| Cash and Cash Equivalents, end of year | $ 1,500,622 | $ 965,240 | $ 1,158,462 |
| Supplemental Disclosures of Cash Flow Information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ - | $ - | $ - |
| Income taxes | $ 1,500 | $ 2,500 | $ - |

*The accompanying notes are an integral part of these financial statements.*

## 1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**THE COMPANY** Valley Forge Scientific Corp. ("VFSC") was incorporated on March 27, 1980 in the Commonwealth of Pennsylvania and is engaged in the business of developing, manufacturing and selling medical devices and products. On August 18, 1994, VFSC formed a wholly-owned subsidiary, Diversified Electronics Company, Inc. ("DEC"), a Pennsylvania corporation, in order to continue the operations of Diversified Electronic Corporation, a company which was merged with and into VFSC on August 31, 1994. In January 1993, VFSC formed a wholly-owned subsidiary, Valley Consumer Products, Inc. ("VCP") to market specific product lines. During each of the years reported with these financial statements VCP has been inactive. Collectively, VFSC, DEC and VCP are referred to herein as the "Company".

**PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION** The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

**USE OF MANAGEMENT'S ESTIMATES** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**CASH AND CASH EQUIVALENTS** The Company considers cash equivalents to be all highly liquid investments with original maturities of three months or less. Substantially all cash and cash equivalents are custodied with one major financial institution.

**SEGMENT INFORMATION** The Company has one operating segment that comprises its bipolar electrical generators and instrumentation products. The Company's business is conducted entirely in the United States. Significant customers are discussed elsewhere in Note 10.

**FAIR VALUE OF FINANCIAL INSTRUMENTS** Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities, approximate fair value because of their short maturities.

**REVENUE RECOGNITION** The Company sells its products to national and international distributors which include affiliates of major medical products companies. A significant part of the Company's sales are made pursuant to distribution agreements with these Companies which typically provide exclusive distribution rights of specified products in a defined medical field, within a territory or territories, during the term of such agreements. The agreements typically include a price list for the specified product or products which is fixed for a period of time, after which these prices are subject to adjustment by the Company due to changes in manufacturing cost or technological improvements to the products.

Product revenue is recognized when the product has been shipped which is when the title and risk of loss has been transferred to the customer. Service revenue substantially relates to repairs of product and is recognized when the service has been completed. Revenues from license and royalty fees are recorded when earned.

The Company reduces revenue for customer returns and allowances. In addition, the Company accrues for warranty cost and other allowances based on its experience and reflects these accruals in cost of sales or administrative expense as applicable.

The Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" (SAB 101) in the first quarter of fiscal year ended September 30, 2001. The adoption of SAB 101 did not have a material impact on the Company's operating results or financial position.

**INVENTORY** Inventory is stated at the lower of cost, determined by the moving average cost method, or market. The Company provides inventory allowances based on slow-moving and obsolete inventories.

**PROPERTY, PLANT AND EQUIPMENT** Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which vary from three to thirty-nine years. Leasehold improvements are being amortized over the related lease term or estimated useful lives, whichever is shorter.

Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the gains or losses are reflected in the results of operations. Routine maintenance and repairs are charged to expense as incurred.

**INTANGIBLE ASSETS** Intangible assets, consisting of patents, licensing agreements, proprietary know-how, cost of acquisition and goodwill are amortized to operations under the straight-line method over their estimated useful lives or statutory lives, whichever is shorter. Goodwill resulting from business acquisitions represents the excess of the purchase price paid over the fair market value of net assets acquired and is being amortized over 20 years. Acquisition costs have been capitalized and are being amortized over 5 years, all other intangible assets are being amortized over periods ranging from 15 to 17 years.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

**IMPAIRMENT OF LONG-LIVED ASSETS** Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset. Long-lived assets and certain identifiable intangible assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

**RESEARCH AND DEVELOPMENT** Costs associated with development of new products are charged to operations as incurred.

**ADVERTISING COSTS** Advertising expenditures relating to the advertising and marketing of the Company's products and services are expensed in the period the advertising costs are incurred. Substantially all cost of such product marketing and advertising has been borne by the Company's major distributors.

**INCOME TAXES** Tax provisions and credits are recorded at enacted tax rates for taxable items included in the consolidated statements of operations regardless of the period for which such items are reported for tax purposes. Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when the determination can be made that it is more likely than not that some portion or all of the related tax assets will not be realized.

**COMPREHENSIVE INCOME** The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130). This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. The adoption of SFAS 130 had no impact on total shareholders' equity for any of the years presented in these financial statements.

**EARNINGS (LOSS) PER SHARE** The Company computes earnings or loss per share in accordance with the Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" (SFAS 128) which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities and thus is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is similar to the previously fully diluted earnings per share. Diluted earnings per share reflects the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding.

**ACCOUNTING FOR STOCK-BASED COMPENSATION** The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company has continued to apply accounting prescribed by Accounting Principles Board Opinion No. 25 (APB 25). Under APB 25, compensation expense is determined on the measurement date, that is, the first date on which both the number of shares the employee is entitled to receive and the exercise price, if any, are known. Compensation expense, if any, is the excess of the market price of the stock over the exercise price on the measurement date. The amount of compensation expense, if any, is charged to operations over the vesting period.

In accounting for options granted to persons other than employees (as defined under SFAS 123), the provisions under SFAS 123 were applied. As required by SFAS 123, the fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

**RECENT ACCOUNTING PRONOUNCEMENTS** In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued. The adoption of SFAS 141 had no effect on the Company's operating results or financial condition. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

**RECLASSIFICATIONS** Certain reclassifications have been made to the prior year balances to conform to the current year's presentation.

## 2. ACCOUNTS RECEIVABLE

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of trade accounts receivable. It is reasonably possible that the company's estimate of the allowance for doubtful accounts will change. Accounts receivable consists of the following:

| *September 30,* | 2001 | 2000 |
|---|---|---|
| Accounts receivable | $ 637,066 | $ 652,255 |
| Less: Allowances | 31,916 | 25,000 |
| | $ 605,150 | $ 627,255 |

## 3. INVENTORY

The Company provides an allowance for slow moving and potentially obsolete inventories. Inventory consists of the following, net of these allowances:

| *September 30,* | 2001 | 2000 |
|---|---|---|
| Finished goods | $ 78,083 | $ 11,751 |
| Work-in-process | 464,533 | 638,343 |
| Materials and parts | 656,920 | 527,753 |
| | $ 1,199,536 | $ 1,177,847 |

## 4. PROPERTY, PLANT AND EQUIPMENT

| *September 30,* | Useful Life (years) | 2001 | 2000 |
|---|---|---|---|
| Land | - | $ 11,953 | $ 11,953 |
| Buildings and improvements | 15 - 39 | 91,917 | 86,917 |
| Furniture and fixtures | 5 - 7 | 16,669 | 16,669 |
| Laboratory equipment | 5 - 10 | 360,644 | 359,119 |
| Office equipment | 5 | 136,578 | 127,877 |
| Leasehold improvements | 3 - 5 | 9,413 | 9,413 |
| | | 627,174 | 611,948 |
| Less: Accumulated depreciation and amortization | | 481,374 | 443,413 |
| | | $145,800 | $168,535 |

Depreciation is reflected in both cost of sales and selling, general and administrative expenses. Total depreciation for the years ended September 30, 2001, 2000 and 1999 was $37,961, $38,386 and $43,019, respectively.

On November 6, 2001, the Company entered into an agreement to sell the building in which it conducts its manufacturing operations for an amount of $117,500. The agreement is subject to certain contingencies. The Company continues to operate from this facility and therefore continues to recognize depreciation expense. The Company is evaluating other facilities in which to conduct their manufacturing operations, including potential long-term leasing opportunities.

## 5. INTANGIBLE ASSETS

Intangible assets consist of the following:

*September 30,*

| | Useful Life (years) | 2001 | 2000 |
|---|---|---|---|
| Patents/trademarks/ licensing agreements | 17 | $ 560,388 | $ 558,972 |
| Proprietary know-how | 15 | 452,354 | 452,354 |
| Acquisition costs | 5 | 55,969 | 55,969 |
| Excess of purchase price over net assets acquired in connection with an acquisition | 20 | 351,123 | 351,123 |
| | | 1,419,834 | 1,418,418 |
| Less: Accumulated amortization | | 916,858 | 836,218 |
| | | $ 502,976 | $ 582,200 |

Total amortization for the years ended September 30, 2001, 2000 and 1999 was $80,640, $80,594 and $90,748, respectively.

## 6. OTHER RECEIVABLES

The Company from time to time has made advances and loans to certain employees. These loans and advances are unsecured, payable on demand and have stated interest rates ranging from 4.57% to 8.20%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code as of each date of advance or loan. During the fourth quarter of fiscal year ending September 30, 2001, as a result of the termination subsequent to year end of an employee from whom approximately $49,500 remained outstanding, the Company recorded an allowance of approximately $48,400 against the amount owed by this individual.

As of September 30, 2001 and 2000, the balance of these loans net of the allowances was approximately $6,700 and $32,300, respectively, and is reflected on the balance sheet under the caption "prepaid expenses and other current assets".

## 7. RELATED PARTY TRANSACTIONS

**LOANS RECEIVABLE** On July 6, 1998, Jerry L. Malis, a principal shareholder, director and officer of the Company, borrowed $15,015 from the Company. The note is payable on demand and has a stated rate of interest of 5.42%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code. The Company has additional loans due from Jerry L. Malis payable on demand with similar interest terms as stated above ranging from 4.83% to 6.97%. The collective loans, which total $50,819 as of September 30, 2001, are partially secured by 5,833 shares of common stock of the Company. As of September 30, 2001 the pledged stock had a value of approximately $17,000.

On July 7, 1999, Bernard H. Shuman, a principal shareholder, director and officer of the Company, borrowed $12,000 from the Company. The note is payable on demand and has a stated rate of interest of 5.32%, the then current "Applicable Federal Rate" as set forth under the Internal Revenue Code. On December 17, 1999 the principal balance plus accrued interest was paid in full.

The balance of these loans is reflected on the balance sheet under the caption "prepaid expenses and other current assets" and as of September 30, 2001 and 2000, was $50,819 and $48,167, respectively, including accrued interest of $12,984 and $10,332, respectively.

**CONSULTING SERVICES** During 1999, 2000 and 2001 the Company engaged R.H. Dick and Company, Inc., a corporation owned by Robert H. Dick, a director of the Company, to provide certain investment banking and consulting services. For the years ended September 30, 2001, 2000 and 1999 the Company incurred consulting expenses from these services in an amount totaling $17,500, $5,594 and $5,000, respectively. As of September 30, 2001 and 2000 the Company owed R.H. Dick and Company $5,187 and $ - , respectively. The liability is reflected on the balance sheet under the caption "accounts payable and accrued expenses".

## 8. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with First Union National Bank which calls for interest to be charged equal to the bank's national commercial rate. The line is unsecured and any borrowing under the line would be payable on demand, require monthly interest payments on any unpaid principal and a reduction of any loan balance to zero for a minimum of thirty consecutive days during each twelve month period. In addition, the loan covenant calls for a minimum tangible net worth of no less than $3,000,000 during the term of the extended line of credit. At September 30, 2001 and 2000 there were no outstanding balances on this line.

## 9. COMMITMENTS AND CONTINGENCIES

**LITIGATION** The Company is subject from time to time to litigation arising from the normal course of business. In management's opinion, any such contingencies would be covered under its existing insurance policies or would not materially affect the Company's financial position or results of operations.

On July 25, 2001 the Company was named as a defendant in a lawsuit filed in the United States District Court for the Eastern District of Pennsylvania by a former employee alleging gender discrimination and sexual harassment. The plaintiff seeks an amount in excess of $150,000. The Company believes the claim is without merit and intends to vigorously defend itself against this plaintiff. The claim is in the preliminary state of discovery.

**REGULATORY COMPLIANCE** The Company is subject to regulatory requirements throughout the world. In the normal course of business, these regulatory agencies may require companies in the medical industry to change their products or operating procedures, which could affect the Company. The Company regularly incurs expenses to comply with these regulations and may be required to incur additional expenses. Management is not able to estimate any additional expenditures outside the normal course of operations which will be incurred by the Company in future periods in order to comply with these regulations.

**EMPLOYMENT AGREEMENTS** Effective July 1, 1994, the Company entered into employment agreements with Jerry L. Malis and Thomas J. Gilloway, for terms of 63 months expiring September 30, 1999. The agreements provided for annual base salaries to Mr. Malis and Mr. Gilloway of $148,720 and $126,940, respectively, with annual base salary increases at 10% commencing October 1, 1994. In addition, the agreements provide that Messrs. Malis and Gilloway may each receive such other cash and stock bonuses and benefits as may be determined from time to time by the Board of Directors. On September 30, 1999, the Company amended the employment agreements with Messrs. Malis and Gilloway, to extend the terms for an additional year effective October 1, 1999. Under the extended terms, the agreements provided for an annual base salary of $198,950 for Jerry L. Malis and $90,000 for Thomas J. Gilloway. Although the agreements for Messrs. Malis and Gilloway have not been further extended, the Company continues to provide compensation to them at the annual rate of $198,950 and $90,000, respectively. For the year ending September 30, 1999 the officers waived their right to the 10% increase of base salary provided for under the agreement. The base salaries for the years ended September 30, 2001, 2000 and 1999 were approximately $199,000, $199,000 and $188,000 for Jerry L. Malis and approximately $69,000, $91,000 and $100,000 for Thomas J. Gilloway, respectively. The reduction of Mr. Gilloway's base salary for the years ended September 30, 1999 and 2000 was due to the reduction of services to part-time effective January 1, 1999. Mr. Gilloway passed away on February 18, 2001 and the Company continued to pay a salary to his spouse until June 29, 2001. The amount reflected as paid to him for the year ended September 30, 2001 includes the amount paid to his spouse subsequent to his death.

On August 31, 1994, pursuant to the merger agreement with Diversified, the Company entered into an employment agreement with Bernard H. Shuman, the former President of Diversified and a then current Vice President of the Company, for a term of 59 months commencing September 1, 1994. The agreement provided for a salary of $50,000 per annum through July 31, 1995 and thereafter at $105,000 per annum through July 31, 1999. In addition, the agreement provided that Mr. Shuman may receive such other compensation and benefits as the Board of Directors of the Company may decide. The employment agreement may be terminated for cause. Although the agreement was not extended, the Company continued to provide compensation at an annual base of $105,000. Effective June 30, 2001 Bernard H. Shuman retired from the Company. The Company has agreed to provide certain employee benefits, including health insurance coverage, for a period of three years. The base salary for Bernard H. Shuman for the year ended September 30, 2001 was approximately $78,750 and for each of the years ended September 30, 2000 and 1999 was approximately $105,000.

**401(K) PLAN AND PROFIT SHARING** The Company's 401(k) Plan and Profit Sharing Plan cover full-time employees who have attained the age of 21 and have completed at least one year of service with the Company. Under the 401(k) Plan, an employee may contribute an amount up to 25% of his compensation to the 401(k) Plan on a pretax basis not to exceed the current Federal limitation of $10,500 per year (as adjusted for cost of living increase). Amounts contributed to the 401(k) Plan are nonforfeitable.

Under the Profit Sharing Plan, a member in the plan participates in the Company's contributions to the Plan as of December 31 in any year, with allocations to individual accounts based on annual compensation. An employee does not fully vest in the plan until completion of three years of employment. The Board of Directors determines the Company's contributions to the plan on a discretionary basis. The Company has not made any contributions to date.

**STOCK OPTION PLANS** On July 6, 1988, the Company adopted a Nonqualified Employee Stock Option Plan (the 1988 "Plan") pursuant to which 500,000 shares of Common Stock have been reserved for issuance to employees, officers, directors or consultants of the Company. Options granted pursuant to this plan were nontransferable and expired if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors. Options may be granted in such amounts and at such prices as determined by the Board of Directors, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, pursuant to the adoption of the 2001 Stock Plan (the "2001 Plan") the 1988 plan was terminated. As of the date the plan was terminated, a total of 404,800 options pursuant to the plan were granted and outstanding.

On December 12, 2000, the Company adopted a Non-employee Directors Stock Option Plan ("Directors Plan") pursuant to which 150,000 shares of Common Stock have been reserved for issuance to non-employee directors of the Company. The Directors Plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to options granted under this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Under this plan, each Director, on an annual basis, shall be automatically granted 10,000 options upon the first business day after being elected a director. The options are immediately vested on the date of grant. Discretionary options granted pursuant to this plan shall be determined by the Board of Directors or a duly appointed stock option committee (the "Committee"). Options granted pursuant to this plan shall be nonqualified stock options as defined in Section 422 of the Internal Revenue Code, will be nontransferable and expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Committee. All Options shall be issued at a price per share equal to the fair market value of the Company's Common Stock as of the date of grant.

On January 16, 2001, the Company adopted the 2001 Stock Plan (the "2001 Plan") pursuant to which 345,000 shares of Common Stock have been reserved for issuance to employees, officers and consultants of the Company. The 2001 plan was approved by the Company's stockholders on March 14, 2001. Shares issued pursuant to this plan may be issued from shares held in the Company's treasury or from authorized and unissued shares. Options granted pursuant to this plan will be nontransferable, except in the event of a participant's death, to which the options shall be transferable to the participant's designated beneficiary or as permitted by law. The options shall expire if not exercised after ten years from the date of grant or for such lesser term as approved by the Board of Directors or a duly appointed committee. Options issued to employees who are then later terminated for cause shall immediately be forfeited. Options may be granted in such amounts and at such prices as determined by the Board of Directors or the duly appointed committee, but the price per share shall not be less than the fair market value of the Company's Common Stock as of the date of grant in the case of an incentive stock option and not less than 85% of the fair market value of the Company's Common Stock as of the date of grant in the case of a Non-qualified stock option, as defined in section 422 of the Internal Revenue Code.

As referred to in Note 1, the Company has adopted the disclosure provisions of SFAS 123, "Accounting for Stock Based Compensation". As permitted under this statement, the Company retained its current method of accounting for stock compensation in accordance with APB 25.

Following is a summary of the Company's various stock option plans:

| | Shares | Exercise Price Per Share | Weighted Average Exercise Price | Remaining Life (Years) |
|---|---|---|---|---|
| Options outstanding at October 1, 1998 | 396,900 | $1.56-$5.13 | $ 2.56 | 4.61 |
| Granted | 4,000 | 3.75 | 3.75 | 9.08 |
| Exercised | (5,125) | 2.13-2.50 | 2.34 | - |
| Surrendered, forfeited or expired | (3,100) | 4.12-5.13 | 4.49 | - |
| Options outstanding at September 30, 1999 | 392,675 | 1.56-5.13 | 2.56 | 3.72 |
| Granted | - | - | - | - |
| Exercised | - | - | - | - |
| Surrendered, forfeited or expired | (104,600) | 1.56-5.13 | 1.66 | - |
| Options outstanding at September 30, 2000 | 288,075 | 1.94-4.25 | 2.88 | 3.68 |
| Granted | 347,000 | 1.13-2.75 | 2.01 | 9.38 |
| Exercised | - | - | - | - |
| Surrendered, forfeited or expired | (152,000) | 1.94-3.63 | 2.76 | 1.92 |
| Options outstanding at September 30, 2001 | 483,075 | $1.13-$4.25 | $ 2.29 | 7.39 |

Pro forma information regarding net income and earnings per share is required by FASB 123 and has been determined as if the Company had accounted for the employee stock options under the fair value method of that statement. The fair value for options granted during the years ended September 30, 2001, 2000 and 1999 was estimated at each date of grant. The fair value of these options was estimated using a Black-Scholes option valuation model with the following range of weighted average assumptions:

*For the years ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Risk-free interest (based on U.S. Government strip bonds on the date of grant with maturities approximating the expected option term) | 4.86%-5.29% | - | 5.28% |
| Dividend yields | 0% | - | 0% |
| Volatility factors of the expected market price of the Company's Common Stock (based on historical data) | 90.0%-96.0 | - | 65.6% |
| Expected life of options | 10 Yrs | - | 10 Yrs |

The weighted average fair value of options granted during the years ended September 30, 2001, 2000 and 1999 were as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Stock Prices Equal to Exercise Price | $ 1.77 | $ - | $ 2.90 |
| Stock Prices in Excess of Exercise Price | $ - | $ - | $ - |
| Stock Prices Less than Exercise Price | $ 2.10 | $ - | $ - |

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimated, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. In management's opinion existing stock option valuation models do not provide a reliable single measure of the fair value of employee stock options that have vesting provisions and are not transferable. In addition, option pricing models require the input of highly subjective assumptions, including expected stock price volatility.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. In accordance with SFAS 123, only stock options granted after September 30, 1995 have been included for the Company's pro forma information as follows:

*For the years ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Additional compensation expense, net of tax effect | $ 56,328 | $ - | $ 6,892 |
| Pro forma net income (loss) | $ 273,893 | $ (54,312) | $(131,865) |
| Pro forma income (loss) per share: | | | |
| Basic | $ 0.03 | $ (0.01) | $ (0.02) |
| Diluted | $ 0.03 | $ (0.01) | $ (0.02) |

**OPERATING LEASES** The Company leases approximately 4,200 square feet of office and warehouse space in an office building in Oaks, Pennsylvania, from GMM Associates, a Pennsylvania general partnership, whose partners are Jerry L. Malis, Thomas J. Gilloway (deceased as of February 18, 2001) and Leonard I. Malis, principal shareholders, directors and/or officers of the Company. The lease which commenced on July 1, 1995 for a term of five years provided for a monthly base rent of $4,716 (with increases based on increases in the consumer price index) which include costs associated with real estate taxes, maintenance and utilities. During December 2000 the lease was extended for an additional term of five years effective as of July 1, 2000 and calls for a monthly base rent of $4,643 (with increases on June 30th of each year based on increases in the Producer Price Index). All other terms remain the same. The related expense for this lease for the years ended September 30, 2001, 2000 and 1999 was $56,115, $56,376 and $55,707, respectively. As of September 30, 2001, the Company was current on all rental obligations due the related party.

The Company has also entered into leases for certain equipment under operating lease agreements with terms ranging between two and three years.

A schedule of future minimum payments under operating leases is as follows:

*Year ending September 30,*

| | Related Party | Other Operating |
|---|---|---|
| 2002 | $ 55,716 | $ 22,645 |
| 2003 | 55,716 | 16,967 |
| 2004 | 55,716 | 1,360 |
| 2005 | 41,787 | - |
| | $ 208,935 | $ 40,972 |

## 10. MAJOR CUSTOMERS

For the years ended September 30, 2001, 2000 and 1999, a significant part of the Company's revenues were derived from one major customer pursuant to distribution agreements under which the Company granted the exclusive right to sell its electrosurgical systems and other products developed by the Company in the field of neurosurgery. Revenues derived from this customer are approximately as follows:

| | Revenues | Percent of Total Revenues |
|---|---|---|
| Year ended Sept. 30, 2001 | $4,169,000 | 79% |
| Year ended Sept. 30, 2000 | $3,696,000 | 84% |
| Year ended Sept. 30, 1999 | $3,577,000 | 96% |

In addition, for the year ended September 30, 2001, revenue derived from another customer totaled approximately $1,009,000 representing approximately 19% of the Company's total revenue.

At September 30, 2001 and 2000, these two customers accounted for approximately 98% and 84%, respectively, of the Company's accounts receivable.

## 11. STOCKHOLDERS' EQUITY

**COMMON STOCK** On August 26, 1999, the Company filed an amended and restated Certificate of Incorporation increasing the shares of Common Stock the Company is authorized to issue from 10,000,000 to 20,000,000 shares with no stated par value.

The holders of Common Stock have no preemptive rights and the Common stock has no redemption, sinking fund or conversion provisions. Each share of Common Stock is entitled to one vote on any matter submitted to the holders and to equal rights in the assets of the Company upon liquidation. All of the outstanding shares of Common Stock are fully paid and nonassessable.

On May 9, 1999, the Board of Directors of the Company approved a stock repurchase program superceding a prior program whereby the Company may, from time to time, repurchase on the open market up to 200,000 shares of the Corporation's Common Stock. In April 2000, the Company announced the continuation of the stock repurchase plan. During the fiscal years ended September 30, 2001, 2000 and 1999, the Company repurchased for retirement 84,050, 65,447 and 17,200 shares at an aggregate cost of $110,706, $147,395 and $60,706, respectively.

**PREFERRED STOCK** The Company is authorized to issue 487 shares of preferred stock, $1,000 par value. The holders of the preferred stock would have no voting rights or preemptive rights. Upon liquidation of the Company, a $1,000 per share liquidating dividend must be paid upon each issued and outstanding share of preferred stock before any liquidating dividend is paid on the Common Stock. For each of the years September 30, 2001, 2000 and 1999, there were no issued or outstanding preferred shares, and the Company has no intention to issue any preferred stock in the immediate future.

## 12. EARNINGS (LOSS) PER SHARE

*For the years ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Basic Income (Loss) Per Share: | | | |
| Income (loss) available to common shareholders | $ 330,221 | $ (54,312) | $ (124,973) |
| Weighted average shares outstanding | 8,081,890 | 8,193,034 | 8,229,505 |
| Basic Income (Loss) Per Share | $ 0.04 | $ (0.01) | $ (0.02) |
| Diluted Income (Loss) Per Share: | | | |
| Income (Loss) available to common shareholders | $ 330,221 | $ (54,312) | $ (124,973) |
| Weighted average shares outstanding | 8,081,890 | 8,193,034 | 8,229,505 |
| Dilutive shares issuable in connection with stock plans | 71,056 | - | - |
| Dilutive common shares outstanding | 8,152,946 | 8,193,034 | 8,229,505 |
| Diluted Income (Loss) Per Share | $ 0.04 | $ (0.01) | $ (0.02) |

Options to purchase 70,200, 288,075 and 392,675 shares of common stock were outstanding during the years ended September 30, 2001, 2000 and 1999, respectively, and were not included in the computation of diluted earnings per share in accordance with SFAS 128, as the potential shares are considered anti-dilutive.

## 13. PROVISION FOR (BENEFIT OF) INCOME TAXES

Provision for (benefit of) income taxes is as follows:

*For the years ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 74,100 | $ - | $ - |
| State | 17,300 | - | - |
| | 91,400 | - | - |
| Deferred: | | | |
| Federal | 93,840 | (15,884) | (24,975) |
| State | 9,713 | (2,378) | (12,514) |
| | 103,553 | (18,262) | (37,489) |
| | $ 194,953 | $ (18,262) | $ (37,489) |

The Company's effective tax rate was 37.2%, (25.2)% and (23.1)% for the years ended September 30, 2001, 2000 and 1999, respectively. Reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

*For the years ended September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Computed at the expected statutory rate | 34.0% | (18.1)% | (28.7)% |
| State taxes net of federal tax benefit | 5.9 | (6.1) | (6.1) |
| Other | (2.7) | (1.0) | 11.7 |
| | 37.2% | (25.2)% | (23.1)% |

Certain items of income and expense are recognized in different years for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these temporary differences. The items that give rise to the deferred income tax assets and deferred income tax liability are as follows:

*September 30,*

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Deferred Tax Asset: | | | |
| Difference in capitalization of inventory cost | $ 54,499 | $ 89,600 | $ 76,515 |
| Difference in reporting bad debts | 32,067 | 10,148 | 3,470 |
| Federal and State of Pennsylvania net operating loss carryforward | 14,527 | 106,005 | 109,839 |
| Tax credits and other current assets | 3,287 | 8,506 | 8,156 |
| Total deferred tax assets | 104,380 | 214,259 | 197,980 |
| Valuation allowance | - | (4,945) | (4,945) |
| Total Net Deferred Tax Assets | $104,380 | $209,314 | $ 193,035 |
| Deferred Tax Liability: | | | |
| Difference in reporting depreciation and amortization on long-term assets | $ 19,280 | $ 20,661 | $ 16,885 |
| Total Deferred Tax Liability | $ 19,280 | $ 20,661 | $ 16,885 |

The Company has State net operating loss carryforwards of approximately $245,000 which are available to reduce future taxable income and which expires at various times up through the year ended September 30, 2011.

## 14. CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of short-term cash investments and trade receivables. The Company maintains substantially all of its banking activities with one bank and cash balances throughout the year generally exceeded the federally insured limits of FDIC and SIPC of $100,000. The Company invests these cash balances which exceed $100,000 in money market accounts and money market mutual funds. During 1999 and a portion of 2000, the Company also invested in U.S. Treasury Securities. At September 30, 2001 and 2000 the balances the Company held in these securities was approximately $1,500,000 and $965,000, respectively. Management believes that the risk associated with trade receivables, which are principally due from two customers, is adequately provided for in the allowance for doubtful accounts.

## 15. QUARTERLY RESULTS (UNAUDITED)

The following table presents selected unaudited quarterly operating results for the Company's eight quarters ended September 30, 2001 for continuing operations. The Company believes that all necessary adjustments have been made to present fairly the related quarterly results.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| **Fiscal 2001** | | | | | |
| Net sales | $ 1,065,106 | $ 1,251,804 | $ 1,554,642 | $ 1,391,933 | $ 5,263,485 |
| Gross profit | 494,371 | 669,589 | 803,963 | 603,526 | 2,571,449 |
| Operating income | 11,418 | 137,166 | 235,236 | 101,926 | 485,746 |
| Net income | 17,812 | 83,592 | 155,530 | 73,287 | 330,221 |
| Basic and diluted net income per common share | $ 0.00 | $ 0.01 | $ 0.02 | $ 0.01 | $ 0.04 |
| **Fiscal 2000** | | | | | |
| Net sales | $ 1,107,613 | $ 708,441 | $ 1,262,207 | $ 1,319,678 | $ 4,397,939 |
| Gross profit | 526,719 | 296,699 | 617,663 | 513,452 | 1,954,533 |
| Operating income (loss) | 27,416 | (236,039) | 72,853 | 24,953 | (110,817) |
| Net income (loss) | 21,401 | (150,232) | 47,973 | 26,546 | (54,312) |
| Basic and diluted net income per common share | $ 0.00 | $ (0.02) | $ 0.01 | $ 0.00 | $ (0.01) |

The Board of Directors and Stockholders
Valley Forge Scientific Corp. and Subsidiaries
Oaks, Pennsylvania

We have audited the accompanying consolidated balance sheets of Valley Forge Scientific Corp. and Subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Forge Scientific Corp. and Subsidiaries as of September 30, 2001 and 2000, and the results of operations and cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Samuel Klein and Company
SAMUEL KLEIN AND COMPANY

Newark, New Jersey
December 4, 2001

## STOCK TRADING

The Company's common stock is traded on the Nasdaq Small Cap Issues under the symbol VLFG, and is quoted on the Boston Stock Exchange under the symbol VLF. The following table presents the high and low sales prices of the Company's common stock for each calendar quarter of the fiscal years ended September 30, 2001 and 2000.

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $1.63 | $0.87 | $4.94 | $2.75 |
| Second Quarter | 3.88 | 1.34 | 4.00 | 2.50 |
| Third Quarter | 3.85 | 1.06 | 2.69 | 1.00 |
| Fourth Quarter | 3.20 | 2.75 | 2.63 | 1.12 |

*The Company paid no dividends in 2001 or 2000. There were 103 record holders of the Company's common stock at December 14, 2001.*

# CORPORATE INFORMATION

## Directors and Officers

**Jerry Malis**
Chairman of the Board
CEO & President

**Louis Uchitel***
Director
Private Investor

**Leonard I. Malis, M.D., F.A.C.S**
Director
Professor and Chairman Emeritus
of Neurosurgery
Mount Sinai School of Medicine, New York, NY

**Bruce A. Murray***
Director
Principal of Change Management Group, LLC

**Robert H. Dick***
Director
Principal of R.H. Dick & Company, Inc.

* *Denotes Members of Audit Committee*

## COUNSEL

Schenkman Jennings & Howard, LLC
Princeton, NJ

## INDEPENDENT AUDITORS

Samuel Klein and Company
Newark, NJ

## HEADQUARTERS

136 Green Tree Rd.
PO Box 1179
Oaks, PA 19456
Phone: 610-666-7500
Fax: 610-666-7565

## SECURITIES INFORMATION

### STOCKHOLDERS INQUIRIES

Inquiries regarding the transfer requirements, lost *certificates and change of address should be* directed to the Transfer Agent.

### ANNUAL REPORT ON FORM 10-K

The Annual Report on Form 10-K of Valley Forge Scientific Corp., filed with the Securities and Exchange Commission, may be obtained upon written request without charge. Exhibits will be provided upon written request and payment of an appropriate processing fee. Requests should be directed to:

Investor Relations
Valley Forge Scientific Corp.,
PO Box 1179 Oaks, PA 19456.

## TRANSFER AGENT AND REGISTRAR

American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

Providing both bipolar cutting and bipolar coagulation through our patented DualWave™ technology, our products *are safe to use* anywhere in the human body, specifically, in direct contact with nerves, bone, blood vessels *and even metal* implants.

With 20 years of injury free use, we have provided the practitioner *what we believe* is the safest and most precise electrosurgical system available.



Bipolar pen dissecting spinal meningiomas

VALLEY FORGE
SCIENTIFIC

136 GREEN TREE ROAD ○ P.O. BOX 1179 ○ OAKS, PA 19456 ○ TEL 610-666-7500 ○ FAX 610-666-7565